        STATEMENTS

Exhibit 99.2

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	March 31, 2019	December 31, 2018
Assets
Current Assets
Cash and cash equivalents		$318,996	$363,327
Accounts receivable	4	153,805	145,206
Income tax receivable	14	57,746	55,172
Derivative financial assets	16	5,541	59,258
Other current assets		6,822	8,928
		542,910	631,891
Property, plant and equipment:
Oil and natural gas properties (full cost method)	5	1,368,294	1,293,941
Other capital assets, net	5	18,468	13,130
Property, plant and equipment		1,386,762	1,307,071
Right-of-use assets	3,10	64,934	—
Goodwill		650,498	654,799
Derivative financial assets	16	4,252	32,220
Deferred income tax asset	14	477,274	465,124
Income tax receivable	14	28,470	27,195
Total Assets		$3,155,100	$3,118,300

Liabilities
Current liabilities
Accounts payable	7	$301,545	$290,045
Dividends payable		2,383	2,395
Current portion of long-term debt	8	59,368	60,001
Derivative financial liabilities	16	15,552	1,909
Current portion of lease liabilities	3,10	16,647	—
		395,495	354,350
Long-term debt	8	623,399	636,849
Asset retirement obligation	9	127,937	126,112
Lease liabilities	3,10	48,377	—
		799,713	762,961
Total Liabilities		1,195,208	1,117,311

Shareholders’ Equity
Share capital – authorized unlimited common shares, no par value Issued and outstanding: March 31, 2019 – 238 million shares December 31, 2018 – 239 million shares	15	3,317,855	3,337,608
Paid-in capital		45,209	46,524
Accumulated deficit		(1,755,757)	(1,772,084)
Accumulated other comprehensive income/(loss)		352,585	388,941
		1,959,892	2,000,989
Total Liabilities & Shareholders' Equity		$3,155,100	$3,118,300

Commitments and Contingencies	17
Subsequent events	15

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

ENERPLUS 2019 Q1 REPORT              1

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

		Three months ended
		March 31,
(CDN$ thousands, except per share amounts) unaudited	Note	2019	2018
Revenues
Oil and natural gas sales, net of royalties	11	$287,452	$265,020
Commodity derivative instruments gain/(loss)	16	(84,867)	(20,464)
		202,585	244,556
Expenses
Operating		69,793	53,761
Transportation		31,291	26,921
Production taxes		14,615	16,135
General and administrative	12	21,710	23,224
Depletion, depreciation and accretion		75,911	64,046
Interest		8,393	9,103
Foreign exchange (gain)/loss	13	(12,026)	10,371
Other expense/(income)		(2,862)	(1,183)
		206,825	202,378
Income/(Loss) before taxes		(4,240)	42,178
Current income tax expense/(recovery)	14	(5,530)	66
Deferred income tax expense/(recovery)	14	(17,868)	12,475
Net Income/(Loss)		$19,158	$29,637

Other Comprehensive Income/(Loss)
Change in cumulative translation adjustment		(36,356)	34,368
Total Comprehensive Income/(Loss)		$(17,198)	$64,005

Net income/(Loss) per share
Basic	15	$0.08	$0.12
Diluted	15	$0.08	$0.12

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

2               ENERPLUS 2019 Q1 REPORT

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Three months ended
	March 31,
(CDN$ thousands) unaudited	2019	2018
Share Capital
Balance, beginning of period	$3,337,608	$3,386,946
Purchase of common shares under Normal Course Issuer Bid	(24,159)	—
Share-based compensation – treasury settled	4,406	23,389
Stock Option Plan – cash	—	1,429
Stock Option Plan – exercised	—	114
Balance, end of period	$3,317,855	$3,411,878

Paid-in Capital
Balance, beginning of period	$46,524	$75,375
Share-based compensation – cash settled (tax withholding)	(4,952)	—
Share-based compensation – treasury settled	(4,406)	(23,389)
Share-based compensation – non-cash	8,043	9,079
Stock Option Plan – exercised	—	(114)
Balance, end of period	$45,209	$60,951

Accumulated Deficit
Balance, beginning of period	$(1,772,084)	$(2,124,676)
Purchase of common shares under Normal Course Issuer Bid	4,331	—
Net income/(loss)	19,158	29,637
Dividends declared ($0.01 per share)	(7,162)	(7,320)
Balance, end of period	$(1,755,757)	$(2,102,359)

Accumulated Other Comprehensive Income/(Loss)
Balance, beginning of period	$388,941	$263,124
Change in cumulative translation adjustment	(36,356)	34,368
Balance, end of period	$352,585	$297,492
Total Shareholders’ Equity	$1,959,892	$1,667,962

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

ENERPLUS 2019 Q1 REPORT              3

Condensed Consolidated Statements of Cash Flows

		Three months ended
		March 31,
(CDN$ thousands) unaudited	Note	2019	2018
Operating Activities
Net income/(loss)		$19,158	$29,637
Non-cash items add/(deduct):
Depletion, depreciation and accretion		75,911	64,046
Changes in fair value of derivative instruments	16	95,328	29,622
Deferred income tax expense/(recovery)	14	(17,868)	12,475
Foreign exchange (gain)/loss on debt and working capital	13	(17,104)	17,649
Share-based compensation and general and administrative	12,15	8,134	9,079
Translation of U.S. dollar cash held in Canada	13	5,196	(7,346)
Asset retirement obligation expenditures	9	(5,390)	(3,331)
Changes in non-cash operating working capital	18	(54,414)	7,469
Cash flow from/(used in) operating activities		108,951	159,300

Financing Activities
Proceeds from the issuance of shares	15	—	1,429
Purchase of common shares under Normal Course Issuer Bid	15	(19,828)	—
Share-based compensation – cash settled (tax withholding)	15	(4,952)	—
Dividends	15,18	(7,174)	(7,294)
Cash flow from/(used in) financing activities		(31,954)	(5,865)

Investing Activities
Capital and office expenditures	18	(111,795)	(108,212)
Property and land acquisitions		(2,981)	(6,190)
Property divestments		422	888
Cash flow from/(used in) investing activities		(114,354)	(113,514)
Effect of exchange rate changes on cash and cash equivalents		(6,974)	9,926
Change in cash and cash equivalents		(44,331)	49,847
Cash and cash equivalents, beginning of period		363,327	346,548
Cash and cash equivalents, end of period		$318,996	$396,395

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

4               ENERPLUS 2019 Q1 REPORT

        NOTES

Notes to Condensed Consolidated Financial Statements

(unaudited)

1)REPORTING ENTITY

These interim Condensed Consolidated Financial Statements (“interim Consolidated Financial Statements”) and notes present the financial position and results of Enerplus Corporation (“The Company” or “Enerplus”) including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus’ head office is located in Calgary, Alberta, Canada.

2)BASIS OF PREPARATION

Enerplus’ interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the three months ended March 31, 2019 and the 2018 comparative periods. Certain information and notes normally included with the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Condensed Consolidated Financial Statements should be read in conjunction with Enerplus’ audited Consolidated Financial Statements as of December 31, 2018. There are no differences in the use of estimates or judgments between these interim Condensed Consolidated Financial Statements and the audited Consolidated Financial Statements and notes thereto for the year ended December 31, 2018.

These unaudited interim Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented.

3)   ACCOUNTING POLICY CHANGES

a) Recently adopted accounting standards

Enerplus adopted ASC 842 Leases effective January 1, 2019 as detailed below. Enerplus used the modified retrospective method to adopt the new standard, with ASC 842 applied to all contracts not yet completed as of the date of adoption with the cumulative effect on comparative periods reflected as an adjustment to retained earnings, if applicable. The most significant impact was the recognition of right-of-use (“ROU”) assets and lease liabilities for operating leases, while accounting for finance leases and lessor accounting remained unchanged.

Enerplus elected the practical expedient related to land easements, allowing it to carry forward its accounting treatment for land easements on existing agreements.

The impacts of the adoption of ASC 842 as at January 1, 2019 are as follows:

	As reported as at		Balance as at
($ thousands)	December 31, 2018	Adjustments	January 1, 2019
Right-of-use assets	$—	$50,193	$50,193
Current portion of lease liabilities	—	(10,648)	(10,648)
Lease liabilities	—	(39,545)	(39,545)
Total	$—	$—	$—

The standard did not materially impact the Company’s Consolidated Statement of Income/(Loss) or cash flows.

As a result of this adoption, Enerplus has revised its accounting policy for leases as follows:

Leases

Enerplus determines if an arrangement is a lease at inception. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Operating and finance leases are included in right-of-use (“ROU”) assets, current lease liabilities, and long-term lease liabilities in the Consolidated Balance Sheets.

ENERPLUS 2019 Q1 REPORT              5

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Lease liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease term. A corresponding ROU asset is recognized at the amount of the lease liability, adjusted for lease incentives received. Enerplus uses the implicit rate when readily available, or uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Enerplus’ lease terms may have options to extend or terminate the lease which are included in the calculation of lease liabilities when it is reasonably certain that it will exercise those options.  Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

Lease agreements contain both lease and non-lease components which are accounted for separately. For certain equipment leases, a portfolio approach is applied to effectively account for the ROU assets and liabilities. Prior to January 1, 2019, the Company applied lease accounting in accordance with ASC 840.

b) Future accounting changes

In future accounting periods, the Company will adopt the following Accounting Standards Updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”):

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU significantly changes how entities measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The new guidance amends the impairment model of financial instruments basing it on expected losses rather than incurred losses. These expected credit losses will be recognized as an allowance rather than a direct write down of the amortized cost basis. The new guidance is effective January 1, 2020, and will be applied using a modified retrospective approach. Enerplus does not expect to early adopt the standard and continues to assess the impact it will have on the Consolidated Financial Statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other: Simplifying the Test for Goodwill Impairment (Topic 350). This standard eliminates Step 2 of the goodwill impairment test and requires a goodwill impairment charge for the amount that the carrying amount of the reporting unit exceeds the reporting unit’s fair value. The updated guidance is effective January 1, 2020, and will be applied prospectively. Enerplus does not expect to early adopt the standard. The amended standard may affect goodwill impairment tests past the adoption date, the impact of which is not known.

4)ACCOUNTS RECEIVABLE

($ thousands)	March 31, 2019	December 31, 2018
Accrued revenue	$125,969	$118,821
Accounts receivable – trade	31,675	30,252
Allowance for doubtful accounts	(3,839)	(3,867)
Total accounts receivable, net of allowance for doubtful accounts	$153,805	$145,206

5)PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

		Accumulated Depletion,
As of March 31, 2019		Depreciation, and
($ thousands)	Cost	Impairment	Net Book Value
Oil and natural gas properties(1)	$14,797,051	$(13,428,757)	$1,368,294
Other capital assets	121,349	(102,881)	18,468
Total PP&E	$14,918,400	$(13,531,638)	$1,386,762

		Accumulated Depletion,
As of December 31, 2018		Depreciation, and
($ thousands)	Cost	Impairment	Net Book Value
Oil and natural gas properties(1)	$14,773,082	$(13,479,141)	$1,293,941
Other capital assets	115,510	(102,380)	13,130
Total PP&E	$14,888,592	$(13,581,521)	$1,307,071

(1)	All of the Company’s unproved properties are included in the full cost pool.

6               ENERPLUS 2019 Q1 REPORT

6)ASSET IMPAIRMENT

There was no impairment recorded for the three months ended March 31, 2019 and 2018.

The following table outlines the 12-month average trailing benchmark prices and exchange rates used in Enerplus’ ceiling tests from March 31, 2018 through March 31, 2019:

	WTI Crude Oil	Edm Light Crude	U.S. Henry Hub	Exchange Rate
Period	US$/bbl	CDN$/bbl	Gas US$/Mcf	US$/CDN$
Q1 2019	$63.00	$67.30	$3.07	1.32
Q4 2018	65.56	69.58	3.10	1.28
Q3 2018	63.43	74.38	2.92	1.28
Q2 2018	57.67	67.77	2.92	1.27
Q1 2018	53.49	64.57	3.00	1.28

7)ACCOUNTS PAYABLE

($ thousands)	March 31, 2019	December 31, 2018
Accrued payables	$131,070	$115,388
Accounts payable – trade	170,475	174,657
Total accounts payable	$301,545	$290,045

8)DEBT

($ thousands)	March 31, 2019	December 31, 2018
Current:
Senior notes	$59,368	$60,001
Long-term:
Bank credit facility	—	—
Senior notes	623,399	636,849
Total debt	$682,767	$696,850

The terms and rates of the Company’s outstanding senior notes are provided below:

				Original	Remaining	CDN$ Carrying
	Interest		Coupon	Principal	Principal	Value
Issue Date	Payment Dates	Principal Repayment	Rate	($ thousands)	($ thousands)	($ thousands)
September 3, 2014	March 3 and Sept 3	5 equal annual installments beginning September 3, 2022	3.79%	US$200,000	US$105,000	$140,166
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2019	4.34%	CDN$30,000	CDN$30,000	30,000
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2022	4.40%	US$20,000	US$20,000	26,698
May 15, 2012	May 15 and Nov 15	5 equal annual installments beginning May 15, 2020	4.40%	US$355,000	US$298,000	397,800
June 18, 2009	June 18 and Dec 18	3 equal annual installments June 18, 2019 - 2021	7.97%	US$225,000	US$66,000	88,103
			Total carrying value			$682,767

9)ASSET RETIREMENT OBLIGATION

	Three months ended	Year ended
($ thousands)	March 31, 2019	December 31, 2018
Balance, beginning of year	$126,112	$117,736
Change in estimates	5,279	16,755
Property acquisitions and development activity	483	1,565
Divestments	(8)	(4,585)
Settlements	(5,390)	(11,263)
Accretion expense	1,461	5,904
Balance, end of period	$127,937	$126,112

Enerplus has estimated the present value of its asset retirement obligation to be $127.9 million at March 31, 2019 based on a total undiscounted liability of $345.2 million (December 31, 2018  – $126.1 million and $343.9 million, respectively). The asset retirement obligation was calculated using a weighted average credit-adjusted risk-free rate of 5.56% (December 31, 2018  – 5.59%).

ENERPLUS 2019 Q1 REPORT              7

10)   LEASES

The Company incurs lease payments related to office space, drilling rig commitments, vehicles and other equipment. Leases are entered into and exited in coordination with specific business requirements which includes the assessment of the appropriate durations for the related leased assets. Short-term leases with a lease term of 12 months or less are not recorded on the Consolidated Balance Sheet. Such items are charged to operating expenses and general and administrative expenses in the Consolidated Statement of Income/(Loss), unless the costs are included in the carrying amount of another asset in accordance with other U.S. GAAP.

At March 31, 2019
Weighted average remaining lease term (years)
Operating leases	4.6

Weighted average discount rate
Operating leases	4.1%

The components of lease expense for the three months ended March 31, 2019 are as follows:

		Financial Statement
($ thousands)	Lease Expense	Presentation
Operating lease expense(1)	$4,584	PP&E
Operating lease expense(1)	2,788	Operating expense
Operating lease expense(1)	1,627	G&A expense
Sublease income	(244)	G&A expense
Total	$8,755
1)	Includes short-term and variable lease costs of $4.4 million.

Maturities of lease liabilities, all of which are classified as operating leases at March 31, 2019, are as follows:

Maturity of Lease Liabilities
($ thousands)	Operating Leases
2019	$14,292
2020	19,328
2021	13,758
2022	7,390
After 2022	16,990
Total lease payments	$71,758
Less imputed interest	(6,734)
Total discounted lease payments	$65,024
Current portion of lease liabilities	$16,647
Non-current portion of lease liabilities	$48,377

Supplemental cash flow information related to leases are as follows:

Three months ended
($ thousands)	March 31, 2019
Cash amounts paid to settle lease liabilities:
Operating cash flow from operating leases	$4,506
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$18,863

11)   OIL AND NATURAL GAS SALES

	Three months ended March 31,
($ thousands)	2019	2018
Oil and natural gas sales	$356,376	$328,552
Royalties(1)	(68,924)	(63,532)
Oil and natural gas sales, net of royalties	$287,452	$265,020
(1)	Royalties above do not include production taxes which are reported separately on the Condensed Consolidated Statements of Income/(Loss).

8               ENERPLUS 2019 Q1 REPORT

Oil and natural gas revenue by country and by product for the three months ended March 31, 2019 and 2018 are as follows:

Three months ended March 31, 2019	Total revenue, net		Natural	Natural gas
($ thousands)	of royalties(1)	Crude oil(2)	gas(2)	liquids(2)	Other(3)
Canada	$52,895	$39,417	$10,367	$2,486	$625
United States	234,557	157,841	73,157	3,559	—
Total	$287,452	$197,258	$83,524	$6,045	$625

Three months ended March 31, 2018	Total revenue, net		Natural	Natural gas
($ thousands)	of royalties(1)	Crude oil(2)	gas(2)	liquids(2)	Other(3)
Canada	$50,774	$35,985	$9,640	$4,059	$1,090
United States	214,246	151,224	58,595	4,427	—
Total	$265,020	$187,209	$68,235	$8,486	$1,090
(1)	Royalties above do not include production taxes which are reported separately on the Condensed Consolidated Statements of Income/(Loss).
(2)

U.S. sales of crude oil and natural gas relate primarily to the Company’s North Dakota and Marcellus properties, respectively. Canadian crude oil sales relate primarily to the Company’s waterflood properties.

(3)	Includes third party processing income.

12)GENERAL AND ADMINISTRATIVE EXPENSE

	Three months ended March 31,
($ thousands)	2019	2018
General and administrative expense	$12,431	$13,205
Share-based compensation expense	9,279	10,019
General and administrative expense(1)	$21,710	$23,224

(1)	Includes cash and non-cash amounts.

13)FOREIGN EXCHANGE

	Three months ended March 31,
($ thousands)	2019	2018
Realized:
Foreign exchange (gain)/loss	$(118)	$68
Translation of U.S. dollar cash held in Canada (gain)/loss	5,196	(7,346)
Unrealized:
Translation of U.S. dollar debt and working capital (gain)/loss	(17,104)	17,649
Foreign exchange (gain)/loss	$(12,026)	$10,371

14)INCOME TAXES

	Three months ended March 31,
($ thousands)	2019	2018
Current tax expense/(recovery)
United States	$(5,530)	$66
Current tax expense/(recovery)	(5,530)	66
Deferred tax expense/(recovery)
Canada	$(29,559)	$(5,510)
United States	11,691	17,985
Deferred tax expense/(recovery)	(17,868)	12,475
Income tax expense/(recovery)	$(23,398)	$12,541

The difference between the expected income taxes based on the statutory income tax rate and the effective income taxes for the current and prior period is impacted by the following: expected annual earnings, recognition or reversal of valuation allowance, foreign rate differentials for foreign operations, statutory and other rate differentials, non-taxable portions of capital gains and losses, and share-based compensation. Our overall net deferred income tax asset was $477.3 million at March 31, 2019 (December 31, 2018 – $465.1 million).

At March 31, 2019, the current and non-current income tax receivable included $56.9 million and $28.5 million, respectively, relating to a portion of the U.S. Alternative Minimum Tax ("AMT") refund (December 31, 2018 – $54.4 million and $27.2 million, respectively).

ENERPLUS 2019 Q1 REPORT              9

15)SHAREHOLDERS’ EQUITY

a)Share Capital

	Three months ended		Year ended
	March 31, 2019		December 31, 2018
Authorized unlimited number of common shares issued: (thousands)	Shares	Amount	Shares	Amount
Balance, beginning of year	239,411	$3,337,608	242,129	$3,386,946

Issued/(Purchased) for cash:
Purchase of common shares under Normal Course Issuer Bid	(1,732)	(24,159)	(5,925)	(82,596)
Stock Option Plan	—	—	668	9,138

Non-cash:
Share-based compensation – settled(1)	564	4,406	2,539	23,389
Stock Option Plan – exercised	—	—	—	731
Balance, end of period	238,243	$3,317,855	239,411	$3,337,608
(1)	The amount of shares issued on LTI settlement is net of employee withholding taxes in 2019.

Dividends declared to shareholders for the three months ended March 31, 2019 was $7.2 million (2018  – $7.3 million).

On March 21, 2019, Enerplus renewed its Normal Course Issuer Bid (“NCIB”) to continue to repurchase shares through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative Canadian trading systems. Pursuant to the NCIB renewal, the Company was permitted to repurchase for cancellation up to 16,673,015 common shares over a period of twelve months commencing on March 26, 2019. All repurchases are made in accordance with the NCIB at prevailing market prices plus brokerage fees, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess is allocated to accumulated deficit. During the three months ended March 31, 2019, the Company repurchased 1,732,038 common shares under the previous and current NCIB at an average price of $11.43 per share, for total consideration of $19.8 million. Of the amount paid, $24.1 million was charged to share capital and $4.3 million was credited to accumulated deficit.

Subsequent to the quarter, and up to May 8, 2019, the Company repurchased an additional 1,259,832 common shares under the NCIB at an average price of $11.86 per share, for total consideration of $15.0 million.

b)   Share-based Compensation

The following table summarizes Enerplus’ share-based compensation expense, which is included in General and Administrative expense on the Condensed Consolidated Statements of Income/(Loss):

	Three months ended March 31,
($ thousands)	2019	2018
Cash:
Long-term incentive plans (recovery)/expense	$1,337	$1,946
Non-cash:
Long-term incentive plans	8,043	9,079
Equity swap (gain)/loss	(101)	(1,006)
Share-based compensation expense	$9,279	$10,019

i)Long-term Incentive (“LTI”) Plans

The following table summarizes the Performance Share Unit (“PSU”), Restricted Share Unit (“RSU”) and Deferred Share Unit (“DSU”) plan activity for the three months ended March 31, 2019:

For the three months ended March 31, 2019	Cash-settled LTI plans	Equity-settled LTI plans		Total
(thousands of units)	DSU	PSU(1)	RSU
Balance, beginning of year	391	1,371	1,753	3,515
Granted	96	797	835	1,728
Vested	—	—	(1,007)	(1,007)
Forfeited	—	—	(11)	(11)
Balance, end of period	487	2,168	1,570	4,225
(1)	Based on underlying awards before any effect of the performance multiplier.

10               ENERPLUS 2019 Q1 REPORT

Cash-settled LTI Plans

For the three months ended March 31, 2019, the Company recorded cash share-based compensation expense of $1.3 million (March 31, 2018 –  $1.9 million). For the three months ended March 31, 2019, the Company made cash payments of nil related to its cash-settled plans (March 31, 2018  – nil).

As of March 31, 2019, a liability of $5.4 million (December 31, 2018 – $4.1 million) with respect to the DSU plan has been recorded to Accounts Payable on the Condensed Consolidated Balance Sheets.

Equity-settled LTI Plans

The following table summarizes the cumulative share-based compensation expense recognized to-date which is recorded to Paid-in Capital on the Condensed Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At March 31, 2019 ($ thousands, except for years)	PSU(1)	RSU	Total
Cumulative recognized share-based compensation expense	$22,392	$7,590	$29,982
Unrecognized share-based compensation expense	18,819	12,129	30,948
Fair value	$41,211	$19,719	$60,930
Weighted-average remaining contractual term (years)	2.1	1.8
(1)	Includes estimated performance multipliers.

The 2016 PSU’s which vested and were recognized in December 2018 were cash settled in January 2019.

Cash paid by Enerplus when directly withholding shares for tax-withholding purposes have been classified as a financing activity in the Condensed Consolidated Statements of Cash Flows. As of March 31, 2019, $5.0 million was settled (2018 – nil).

ii)Stock Option Plan

At March 31, 2019, all stock options are fully vested and any related non-cash share-based compensation expense has been fully recognized.

The following table summarizes the stock option plan activity for the three months ended March 31, 2019:

	Number of Options	Weighted Average
Period ended March 31, 2019	(thousands)	Exercise Price
Options outstanding, beginning of year	4,131	$17.12
Forfeited	(31)	17.74
Expired	(1,436)	22.79
Options outstanding, end of period	2,664	$14.05
Options exercisable, end of period	2,664	$14.05

At March 31, 2019, Enerplus had 2,663,579 options that were exercisable at a weighted average exercise price of $14.05 with a weighted average remaining contractual term of 0.8 years, giving an aggregate intrinsic value of nil  (March 31, 2018  – 1.5 years and $2.2 million). The intrinsic value of options exercised for the three months ended March 31, 2019 was nil  (March 31, 2018  – $0.2 million).

ENERPLUS 2019 Q1 REPORT              11

c)Basic and Diluted Net Income/(Loss) Per Share

Net income/(loss) per share has been determined as follows:

	Three months ended March 31,
(thousands, except per share amounts)	2019	2018
Net income/(loss)	$19,158	$29,637

Weighted average shares outstanding – Basic	238,922	243,874
Dilutive impact of share-based compensation	2,376	5,317
Weighted average shares outstanding – Diluted	241,298	249,191
Net income/(loss) per share
Basic	$0.08	$0.12
Diluted	$0.08	$0.12

16)FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)Fair Value Measurements

At March 31, 2019, the carrying value of cash, accounts receivable, accounts payable, and dividends payable approximated their fair value due to the short-term maturity of the instruments.

At March 31, 2019, the senior notes had a carrying value of $682.8 million and a fair value of $686.7 million  (December 31, 2018 – $696.9 million and $695.4 million, respectively).

The fair value of derivative contracts and the senior notes are considered a level 2 fair value measurement. There were no transfers between fair value hierarchy levels during the period.

b)Derivative Financial Instruments

The derivative financial assets and liabilities on the Condensed Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following table summarizes the change in fair value for the three months ended March 31, 2019 and 2018:

	Three months ended March 31,		Income Statement
Gain/(Loss) ($ thousands)	2019	2018	Presentation
Electricity Swaps	$—	$(16)	Operating expense
Equity Swaps	101	1,006	G&A expense
Commodity Derivative Instruments:
Oil	(86,929)	(29,855)	Commodity derivative
Gas	(8,500)	(757)	instruments
Total	$(95,328)	$(29,622)

The following table summarizes the income statement effects of Enerplus’ commodity derivative instruments:

	Three months ended March 31,
($ thousands)	2019	2018
Change in fair value gain/(loss)	$(95,429)	$(30,612)
Net realized cash gain/(loss)	10,562	10,148
Commodity derivative instruments gain/(loss)	$(84,867)	$(20,464)

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The following table summarizes the fair values at the respective period ends:

	March 31, 2019			December 31, 2018
	Assets		Liabilities	Assets		Liabilities
($ thousands)	Current	Long-term	Current	Current	Long Term	Current
Equity Swaps	$—	$—	$1,808	$—	$—	$1,909
Commodity Derivative Instruments:
Oil	3,097	4,252	13,744	48,314	32,220	—
Gas	2,444	—	—	10,944	—	—
Total	$5,541	$4,252	$15,552	$59,258	$32,220	$1,909

c)Risk Management

i)Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus’ policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes net of royalties and production taxes.

The following tables summarize the Corporation’s price risk management positions at May 8, 2019:

Crude Oil Instruments:

Instrument Type(1)(2)	bbls/day	US$/bbl

Apr 1, 2019 – Jun 30, 2019
WTI Purchased Put	23,500	54.59
WTI Sold Call	23,500	65.52
WTI Sold Put	23,500	44.50
WCS Differential Swap	1,500	(14.83)
WTI – Brent Swap	2,700	(8.10)

Jul 1, 2019 – Sep 30, 2019
WTI Purchased Put	24,500	54.81
WTI Sold Call	24,500	65.95
WTI Sold Put	24,500	44.64
WCS Differential Swap	1,500	(14.83)
WTI – Brent Swap	2,700	(8.10)

Oct 1, 2019 – Dec 31, 2019
WTI Purchased Put	24,500	54.81
WTI Sold Call	24,500	65.99
WTI Sold Put	24,500	44.64
WCS Differential Swap	1,500	(14.83)
WTI – Brent Swap	2,700	(8.10)

Jan 1, 2020 – Dec 31, 2020
WTI Purchased Put	16,000	57.50
WTI Sold Call	16,000	72.50
WTI Sold Put	16,000	46.88
WTI – Brent Swap	4,400	(8.03)
(1)	Transactions with a common term have been aggregated and presented at a weighted average price/bbl before premiums.
(2)	The total average deferred premium on three way collars is US$1.59/bbl from April 1, 2019 to December 31, 2020.

For the remainder of 2019, Enerplus has physical sales contracts in place for approximately 19,000 bbls/day of Bakken production with fixed differentials averaging approximately US$1.90/bbl below WTI, a portion of which is sold directly into the U.S. Gulf Coast that utilizes the Company’s firm capacity on the Dakota Access Pipeline.

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Natural Gas Instruments:

Instrument Type(1)	MMcf/day	US$/Mcf

Apr 1, 2019 – Oct 31, 2019
NYMEX Swap	90.0	2.85
(1)	Transactions with a common term have been aggregated and presented at a weighted average price/Mcf.

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations, U.S. dollar denominated senior notes, cash deposits and working capital. Additionally, Enerplus’ crude oil sales and a portion of its natural gas sales are based on U.S. dollar indices. To mitigate exposure to fluctuations in foreign exchange, Enerplus may enter into foreign exchange derivatives. At March 31, 2019, Enerplus did not have any foreign exchange derivatives outstanding.

Interest Rate Risk:

At March 31, 2019, all of Enerplus’ debt was based on fixed interest rates and Enerplus had no interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 15. Enerplus has entered into various equity swaps maturing in 2019 that effectively fix the future settlement cost on 195,000 shares at a  weighted average price of $20.60 per share.

ii)Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

Enerplus mitigates credit risk through credit management techniques including conducting financial assessments to establish and monitor counterparties’ credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus’ maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At March 31, 2019,  85% of Enerplus’ marketing receivables were with companies considered investment grade.

Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts of future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectable, the account is written off with a corresponding charge to the allowance account. Enerplus’ allowance for doubtful accounts balance at March 31, 2019 was $3.8 million (December 31, 2018  – $3.9 million).

iii)Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash and cash equivalents) and shareholders’ capital. Enerplus’ objective is to provide adequate short and long term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, share repurchases, access to capital markets, and acquisition and divestment activity.

At March 31, 2019, Enerplus was in full compliance with all covenants under the bank credit facility and outstanding senior notes.

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17)  COMMITMENTS AND CONTINGENCIES

As of the date of this report, other than changes related to the adoption of the new lease accounting standard as described in Note 3, there were no material changes to Enerplus’ contractual obligations and commitments outside the ordinary course of business as reported in the Company’s audited Consolidated Financial Statements as of December 31, 2018.

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the Consolidated Financial Statements. In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

18)SUPPLEMENTAL CASH FLOW INFORMATION

a)	Changes in Non-Cash Operating Working Capital

	Three months ended March 31,
($ thousands)	2019	2018
Accounts receivable	$(14,179)	$(6,637)
Other assets	(3,027)	1,621
Accounts payable	(37,208)	12,485
	$(54,414)	$7,469

b)	Changes in Other Non-Cash Working Capital

	Three months ended March 31,
($ thousands)	2019	2018
Non-cash financing activities(1)	$(12)	$26
Non-cash investing activities(2)	50,101	44,660
(1)	Relates to changes in dividends payable and included in dividends on the Condensed Consolidated Statements of Cash Flows.
(2)	Relates to changes in accounts payable for capital and office expenditures and included in capital and office expenditures on the Condensed Consolidated Statements of Cash Flows.

c)	Other

	Three months ended March 31,
($ thousands)	2019	2018
Income taxes paid/(received)	$64	$(85)
Interest paid	3,259	3,256

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